Filed by Fidelity National Information Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Micro General Corporation
Commission File No. 0-8358

Date: April 30, 2002

The following press release was issued by Fidelity National Information Solutions, Inc.:

Fidelity National Information Solutions Announces
Tender Offer For Micro General

SANTA BARBARA, Calif., April 30 — Fidelity National Information Solutions, Inc. (Nasdaq: FNIS), the nation’s most comprehensive source for real estate-related data, solutions and services, today announced a tender offer for all of the outstanding shares of Micro General Corporation (Nasdaq: MGEN) whereby each share of MGEN common stock will be exchanged for shares of FNIS common stock.

The tender offer represents a fixed exchange ratio of .696 shares of FNIS common stock for each share of MGEN common stock. Based on the closing price of $23.92 for FNIS’ common stock on April 29, 2002, the implied tender offer price is $16.65 per share of MGEN common stock. This exchange ratio represents a seventeen percent premium to MGEN stockholders based on the closing price of $14.25 on April 29, 2002 and a sixteen percent premium based on the thirty-day average closing price of $14.39 as of April 29, 2002.

Certain affiliated stockholders and members of management, including Fidelity National Financial, Inc. (NYSE: FNF); William P. Foley, II, Chairman and Chief Executive Officer of FNF, Chairman of FNIS and Co-Chairman of Micro General; Patrick F. Stone, President of FNF, Chief Executive Officer of FNIS and Co-Chairman Micro General; John Snedegar, Chief Executive Officer of Micro General and certain other officers and directors of MGEN have agreed to tender all MGEN shares of common stock and to reprice all option and warrant based holdings so that they do not receive a premium over the thirty-day average closing price as of April 29, 2002. Strike prices will be increased on these instruments before they convert to FNIS stock options and warrants. In addition, William P. Foley, II and Patrick F. Stone have each rescinded 165,000 MGEN options granted in April 2001.

FNIS will issue 10.9 million new shares of common stock, resulting in approximately 35.5 million outstanding shares of FNIS common stock. Fidelity National Financial, Inc. (NYSE: FNF) will own approximately 72.5 percent of the outstanding stock of FNIS after the completion of the tender offer.

The combined entity will have 2002 pro forma revenue of nearly $390 million; $150 million in the data segment, $185 million in solutions and $55 million in services. Pro forma net after-tax earnings will be more than $40 million and total assets will be $400 million. FNIS management expects to realize a minimum of $10 million in cost synergies in the first year of the combined operation. The transaction is expected to be accretive in 2002.

William P. Foley, II will be the Chairman of the combined entity and Patrick F. Stone will be the Chief Executive Officer.

“A strategic combination of FNIS and MGEN creates the preeminent player in providing data, solutions and services to the real estate market,” said FNIS Chairman William P. Foley, II. “It also allows for the consolidation of software, technology and data assets within a single operating entity and eliminates potential corporate opportunity issues between the two organizations. This combination simplifies the corporate and operational platform for executing our strategy and provides greater transparency to the marketplace.”

“We are confident that we can achieve significant operational synergies by combining these two organizations,” said FNIS Chief Executive Officer Patrick F. Stone. “We will operate a single Tier III data center that will house the FNIS real estate database. Micro General production and workflow software solutions will be integrated into FNIS’ existing solutions business segment. This combination will significantly enhance the managerial and operational control of both entities and provide accretive benefits to stockholders of both companies.”

In connection with the proposed transaction, FNIS will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.

Fidelity National Information Solutions, Inc. (Nasdaq: FNIS) provides data, solutions and services to lenders, REALTORS® and other participants in the real estate industry. The data segment targets the information needs of lenders, originators, REALTORS® and residential loan servicers and provides the data solutions that these mortgage professionals require in selling homes and underwriting mortgage loans. The solutions division provides technology products and services for REALTORS® and brokers. FNIS is the nation’s largest provider of Multiple Listing Services (MLS) systems and also supplies tools that allow REALTORS® and brokers to improve efficiency, lower costs, reduce risks and better manage and operate their businesses. The services segment adds value by combining manual intervention, outsourcing or process improvement with one or more of our data and/or solutions components. They can range in scope from improving a single process to providing complete outsourcing capabilities.

FNIS is a majority-owned subsidiary of Fidelity National Financial, Inc. (NYSE: FNF), a Fortune 500 Company and the nation’s largest title insurance and diversified real estate related services company. FNF’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.